FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                  June, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC



This Form 6-K consists of:

         A circular of the connected transaction by Huaneng Power
International Inc. made on June 12, 2003, in English by Huaneng Power International Inc.








                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                           HUANENG POWER INTERNATIONAL, INC.

                           By  /s/ Wang Xiaosong
                              ______________________________
                           Name:  Wang Xiaosong
                           Title: Vice Chairman


Date: June 12, 2003

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           CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION
-------------------------------------------------------------------------------


If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huaneng Power
International, Inc., you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

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                               [GRAPHIC OMITTED]
                       HUANENG POWER INTERNATIONAL, INC.
        (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)



                             CONNECTED TRANSACTION



            Financial Adviser to Huaneng Power International, Inc.

                               [GRAPHIC OMITTED]

                 J.P. Morgan Securities (Asia Pacific) Limited



          Independent Financial Adviser to the Independent Directors
                               [GRAPHIC OMITTED]


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A letter from the Board of Huaneng Power International, Inc. (the "Company")
is set out on pages 3 to 14 of this circular. A letter from the Independent Directors is set out on page 15 of this circular.

A notice convening an Extraordinary General Meeting of the Company to be held at 9 a.m. on 22nd July, 2003 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China is set out on pages 29 to 33 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed reply slip and form of proxy in accordance with the instructions printed thereon as soon as possible and in any event the form of proxy should be returned not less than 24 hours before the time appointed for holding such meeting.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

                                                              12th June, 2003

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                                   CONTENTS
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                                                                          Page

Definitions  .............................................................    1

Letter from the Board

      1.  Introduction ...................................................   3

      2.  Transfer Agreement .............................................    4

      3.  Reasons for the Acquisition and Pricing Factors.................    5

      4.  Information Regarding the Target Power Plants ..................    7

      5.  Selected Financial Information of the Target Power Plants ......   11

      6.  Connected Transaction under Shanghai Listing Rules  ............   13

      7.  The EGM ........................................................   13

      8.  Recommendation .................................................   14

      9.  Other Information ..............................................   14

Letter from the Independent Directors ....................................   15

Letter from BNP Paribas Peregrine ........................................   16

Appendix I  --    General Information ....................................   26

Notice of Extraordinary General Meeting ..................................   29

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                                  DEFINITIONS
-------------------------------------------------------------------------------


      In this document, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"                        the purchase by the Company of the
                                     Huaneng Group Interest at a cash
                                     consideration of RMB550 million (so far
                                     as the Independent Shareholders' approval is concerned, together with the Company's future capital commitment of approximately RMB730 million (subject to adjustments) for the first phase of Qinbei Power Plant and the second phase of Yushe Power Plant);

"Associate"                          the meaning ascribed to it in the Hong
                                     Kong Listing Rules;

"BNP Paribas Peregrine"              BNP Paribas Peregrine Capital Limited,
                                     deemed licensed to conduct type 1
                                     (dealing in securities) and type 6
                                     (advising on corporate finance) regulated activities under the Securities and
                                     Futures Ordinance;

"Closing"                            the closing of the purchase by the Company
                                     of the Huaneng Group Interest;

"Company"                            Huaneng Power International, Inc.;

"Directors"                          the directors of the Company;

"EGM" an extraordinary general meeting of the Company to consider and approve the Acquisition and Shanghai Connected Transactions;

"Guotai Junan"                       Guotai Junan Securities Co., Ltd.;

"HIPDC"                              Huaneng International Power Development
                                     Corporation;

"Hong Kong Listing Rules"            the Rules Governing the Listing of
                                     Securities on the Hong Kong Stock
                                     Exchange;

"Huaneng Group"                      China Huaneng Group;

"Huaneng Group Interest"             the 55% equity interest in Qinbei Power
                                     Plant, 60% equity interest in Yushe Power
                                     Plant and the entire assets and
                                     liabilities of Xindian Power Plant, which are held by Huaneng Group;

"Independent Directors"              the independent directors of the Company,
                                     who are invited to advise the Independent
                                     Shareholders in connection with the
                                     Acquisition;

"Independent Shareholders"           shareholders of the Company other than
                                     HIPDC and its Associates;

"IFRS"                               International Financial Reporting Standards

"JPMorgan"                           J.P. Morgan Securities (Asia Pacific)
                                     Limited;

"KPMG"                               KPMG Huazhen, Certified Public Accountants;

"Latest Practicable Date"            5th June, 2003, being the latest
                                     practicable date prior to the publication of this circular for ascertaining certain information referred to in this circular;

"PRC"                                the People's Republic of China;

"PRC GAAP"                           accounting principles generally accepted
                                     in the PRC

"Qinbei Power Plant"                 Henan Huaneng Qinbei Power Generation
                                     Limited Liability Company, a limited
                                     liability company incorporated in the PRC with a registered capital of RMB10 million, in which Huaneng Group holds 55% equity interest thereof;

"RMB"                                the lawful currency of the PRC;

"Shanghai Listing Rules"             The Listing Rules of Shanghai Stock
                                     Exchange

"Stock Exchange"                     The Stock Exchange of Hong Kong Limited;

"Target Power Plants"                Qinbei Power Plant, Yushe Power Plant and
                                     Xindian Power Plant;

"Transfer Agreement"                 the transfer agreement dated 5th June,
                                     2003 entered into by the Company and
                                     Huaneng Group relating to the purchase of the Huaneng Group Interest;

"Xindian Power Plant"                China Huaneng Group Xindian Power Plant
                                     which is not a legal person, and is
                                     wholly owned by Huaneng Group;

"Yushe Power Plant"                  Shanxi Huaneng Yushe Power Limited
                                     Liability Company, a limited liability
                                     company incorporated in the PRC with a
                                     registered capital of RMB80 million, in
                                     which Huaneng Group holds 60% equity
                                     interest thereof; and

"Zhonghua"                           Zhonghua Financial and Accounting
                                     Consulting Company Limited, a qualified
                                     assets appraisal firm in China,
                                     independent from the Company.

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                             LETTER FROM THE BOARD
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                               [GRAPHIC OMITTED]
        (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)

Directors:                                        Legal Address:

Li Xiaopeng                                       West Wing, Building C,
Wang Xiaosong                                     Tianyin Mansion,
Ye Daji                                           No. 2C Fuxingmennan Street,
Huang Jinkai                                      Xicheng District,
Liu Jinlong                                       Beijing 100031,
Shan Qunying                                      People's Republic of China.
Yang Shengming
Xu Zujian


Independent Directors:

Gao Zongze
Zheng Jianchao
Qian Zhongwei
Xia Donglin

                                                          12th June, 2003

To the Shareholders

Dear Sir or Madam,

                             CONNECTED TRANSACTION

1.    INTRODUCTION

      On 5th June, 2003, the Board of Directors announced that the Company entered into a Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire the Huaneng Group Interest for a consideration of RMB550 million. After Closing, the Company shall make an aggregate amount of approximately RMB730 million (subject to adjustments) equity contribution for the first phase of Qinbei Power Plant and the second phase of Yushe Power Plant. These will be funded by the Company's internal cash reserves. The purchase price for the Acquisition is based on normal commercial terms and was determined through arm's length negotiation between the Company and Huaneng Group.

      Huaneng Group is an indirect controlling shareholder of the Company, holding a 51.98% interest in HIPDC. As of the Latest Practicable Date, HIPDC held 2,554,840,000 domestic shares in the Company, representing 42.58% of the total issued share capital (domestic shares and H Shares) of the Company. Accordingly, the Acquisition contemplated by the Transfer Agreement constitutes a connected transaction for the Company within the meaning of the Hong Kong Listing Rules, and is subject to approval by the Independent Shareholders.

      The Company and the Independent Directors have reviewed the Acquisition. The Company has appointed JPMorgan as the financial adviser in connection with the Acquisition. The Company has also appointed BNP Paribas Peregrine as the independent financial adviser to provide opinions to the Independent Directors in connection with the Acquisition.

      The purpose of this circular is to provide you with further information in relation to the Acquisition and the Transfer Agreement, and to set out the recommendation of the Independent Directors and the Notice of the EGM.

2.    TRANSFER AGREEMENT

      The Transfer Agreement was approved by the Directors on 5th June, 2003 and signed by Huaneng Group and the Company on that day.

Date:                                5th June, 2003


Parties:                             Seller: Huaneng Group


                                     Purchaser: the Company


Huaneng Group Interest               (i)   equity interest representing 55% of
  to be acquired:                          the registered capital of Qinbei
                                           Power Plant;

                                     (ii)  equity interest representing 60% of
                                           the registered capital of Yushe
                                           Power Plant; and

                                     (iii) the entire assets and liabilities
                                           of Xindian Power Plant.

Consideration:                       The consideration for the Acquisition is
                                     RMB550 million payable in cash on the
                                     Closing date. It will be funded by the
                                     Company's internal cash reserves. The
                                     purchase price for the Acquisition was
                                     determined on the basis of normal
                                     commercial terms and arm's length
                                     negotiation between the parties thereto.


Conditions:                          Closing is subject to the satisfaction or
                                     waiver (if permitted by the relevant laws and securities regulations) of all of the following conditions:


                                     (1)   the independent financial advisers
                                           to the Independent Directors, have
                                           advised the Independent Directors
                                           that the terms and conditions of
                                           the transactions contemplated under
                                           the Acquisition are fair and
                                           reasonable so far as the
                                           Independent Shareholders are
                                           concerned;

                                     (2)   the Independent Directors
                                           recommended that the shareholders
                                           vote in favour of the Acquisition
                                           and the Transfer Agreement;

                                     (3)   the Transfer Agreement and the
                                           Acquisition have been approved and
                                           adopted by the Independent
                                           Shareholders;

                                     (4)   the Company has obtained all
                                           necessary government approvals on
                                           the Transfer Agreement and the
                                           Acquisition;

                                     (5)   the representations and warranties
                                           respectively made by Huaneng Group
                                           and the Company in the Transfer
                                           Agreement are true and complete in
                                           all material respects; and

                                     (6)   each of Huaneng Group and the
                                           Company has fulfilled in all
                                           material respects their respective
                                           obligations under the Transfer
                                           Agreement.

Completion:                          Closing shall take place on the day
                                     agreed upon by both parties, within 30
                                     days after the conditions have been
                                     satisfied or waived.


3.    REASONS FOR THE ACQUISITION AND PRICING FACTORS

      The Company develops, constructs, operates and manages large thermal power plants in China nationwide. It currently owns a total generation capacity of 14,780 MW on an equity basis, with another 10,629 MW on an equity basis under the Company's entrusted management.

      The Acquisition will enlarge the operation scale and regional scope of the Company and increase profitability and further strengthen the position of the Company as one of the largest independent power generation companies in China. The average availability factor of the Target Power Plants in operation (excluding the first phase of Xindian Power Plant as after the Closing and before the end of 2003, the oil-fueled generation units of the first phase of Xindian Power Plant will be closed down for transformation to coal-fueled generation units) for 2002 reached 92.6%, which is slightly higher than the average level of the Company in the previous year (92.5%). The total on-grid output of the Target Power Plants (excluding the first phase of Xindian Power Plant) in 2002 was approximately 3.56 billion kWh, of which Huaneng Group accounted for 3.07 billion kWh, representing 4.6% of the 67.33 billion kWh on-grid output of the Company in 2002. After completion of the Acquisition, the net installed capacity (on an equity basis) owned by the Company will increase by 770 MW and aggregate net installed capacity (on an equity basis) will increase from 14,780 MW to 15,550 MW, representing an increase of 5.2%. In addition, the Acquisition will further increase the net installed capacity (on an equity basis) under construction of the Company by 1,020 MW.

      The Acquisition will further strengthen the market position of the Company in Shandong Province which is undergoing rapid economic growth with strong demand for power. At the same time, the Company will for the first time enter into the power market of Henan Province and Shanxi Province which are important energy bases in China with rapid growth in power consumption.

      The Acquisition price has been determined through arm's length negotiations between the two parties and their respective financial advisers, taking into account various factors, including the market environments, the technical and operating conditions of the Target Power Plants, the Target Power Plants' earnings potentials and their abilities to generate cash flow. The Company has also considered the appraisal report provided by an independent qualified assets appraisal firm in China, Zhonghua, which values the acquired interests at RMB541.35 million as of 31st December, 2002 using replacement cost method. According to the Target Power Plants' audited financial statements for the year ended 31st December, 2002 audited by KPMG, the book value of Huaneng Group Interest as at 31st December, 2002 is RMB165.41 million. The acquisition price is close to the valuation result of the Target Power Plants by Zhonghua, and being 3.3 times of their book value in the audited financial statements as at 31st December, 2002. The main reason for such difference is that the historical costs of the Target Power Plants are relatively low. With the improvement of the technical settings of the Target Power Plants, the capacity and efficiency of their generation units will be enhanced, thus creating greater return from its operations in the future. The losses of the first phase of Xindian Power Plant has also been considered in the determination of the acquisition price.

      After Closing, the Company shall make an aggregate amount of approximately RMB730 million (subject to adjustments) equity contribution to the first phase of Qinbei Power Plant and the second phase of Yushe Power Plant. These will be funded by the Company's internal cash reserves. Any adjustments exceeding the above amount and any further capital commitments in relation to the Target Power Plants shall be subject to compliance of the relevant requirements of the Hong Kong Listing Rules.

      According to PRC GAAP, the total profit after tax of the Target Power Plants and the profit attributable to the Huaneng Group Interest in 2002 were RMB89.77 million and RMB82.12 million respectively. According to the pro forma calculation, if the Acquisition occurred on 1st January, 2002 and assuming that the internal cash of the Company was used for the Acquisition and taking into account the appreciation of the value of the fixed assets after revaluation, together with other factors such as amortization of goodwill, the consolidated profit of the Company for 2002 would increase by RMB46.59 million, representing an increase of 1.14%.

      The board of Directors is of the view that taking into account the above factors, the Acquisition price and terms are fair and reasonable to the Company and its Independent Shareholders. This transaction is consistent with the Company's long-term business strategy and will benefit the Company and its shareholders.


4.    INFORMATION REGARDING THE Target POWER PLANTS

(1)   Overview of the provinces where the Target Power Plants are located

      Henan Province

            Henan Province is situated at the middle and lower reaches of the Yellow River. It is in the Central China region and is an important energy base of China. The coal and oil production volumes of the whole province occupy top positions nationwide. The area of the province is 167,000 square kilometres. At the end of 2002, the population was approximately 96.13 million. In 2002, the gross domestic product of the province reached RMB616.3 billion, representing an increase of 9.5% over the previous year (the average annual growth rate of the whole nation is 8%). The average annual growth rate of the gross domestic product of Henan Province over the past ten years has exceeded 11%.

            Henan Province is a thermal power generation base of the power grids in Central China and is also one of the three largest thermal power generation bases in China. At the end of 2002, the installed capacity of Henan Province reached approximately 18,207 MW. In 2002, the power consumption of Henan Province was approximately 91.62 billion kWh, representing an increase of 13.3% over 2001 (social power consumption of the whole nation has increased by 11.6%).

      Shanxi Province

            Shanxi Province is situated in the Northern China region and is the top one coal province of China. With proven coal reserves accounting for one-third of the total reserves of the whole nation, Shanxi Province is accordingly called the "Native Place of Coal". The area of the province is 156,000 square kilometres. At the end of 2002, the population was approximately 32.94 million. In 2002, the gross domestic product of the province reached RMB200.2 billion, representing an increase of 10.8% over the previous year (the average growth rate of the whole nation is 8%). The average annual growth rate of the gross domestic product of Shanxi Province over the past ten years has exceeded 9.5%.

            Shanxi Province occupies a decisive position in terms of the power grids in Northern China. Almost 2,000 towns and villages in the whole province have electricity supply and Shanxi Province ranks No.1 in terms of the volume of power transmitted to regions outside the province nationwide. Currently, one-fourth of the electricity of Beijing comes from Shanxi. At the end of 2002, the installed capacity of Shanxi Province reached approximately 15,063 MW. In 2002, the power consumption of Shanxi Province was approximately 62.85 billion kWh, representing an increase of 12.6% over 2001 (social power consumption of the whole nation has increased by 11.6%).

      Shandong Province

            Shandong Province is situated in the coastal region in Eastern China and the lower reaches of the Yellow River. It is one of the most economically developed provinces in China and also one of the important energy bases in China. The area of the province is 156,700 square kilometres. At the end of 2002, the population was approximately 90.82 million. In 2002, the gross domestic product of the province reached RMB1,055.2 billion, representing an increase of 11.6% over the previous year (the average growth rate of the whole nation is 8%). The average annual growth rate of the gross domestic product of Shandong Province over the past ten years has exceeded 12.5%.

            The Shandong provincial power grid is the only independent provincial power grid among the six largest power grids of China. At the end of 2002, the installed capacity of Shandong Province reached approximately 19,412 MW. In 2002, the power consumption of Shandong Province was approximately 124.17 billion kWh, representing an increase of 12.4% over 2001 (social power consumption of the whole nation has increased by 11.6%).

(2)   Description of the Target Power Plants

      Qinbei Power Plant

            Qinbei Power Plant is a power plant under construction, located in Jiyuan Municipality of Henan Province. Its planned installed capacity is 3,600 MW, the first phase of which comprises two 600 MW supercritical generation units. Qinbei Power Plant will be the first coal-fired power plant with stand-alone 600 MW generation unit in Central China region. In December 1998, the State Power Corporation confirmed this project as the Exemplary Power Plant with Coal Optimization Design of the 21st Century. In July 1999, the State Development and Planning Commission confirmed this project as the Supporting Project for the Domestic Production of 600 MW Supercritical Coal-fired Generation Units. The first phase of Qinbei Power Plant is under construction and as planned, its two generation units will commence operation in 2004 and 2005 respectively. According to the project estimate, the total investment to be deployed in the construction of the first phase of Qinbei Power Plant is expected to amount to approximately RMB4.68 billion, in which 20% will be financed by shareholders' equity. On the basis that the Company holds 55% of equity interest in Qinbei Power Plant after Closing, the Company's share in the equity contribution of the first phase of Qinbei Power Plant is expected to be in the amount of approximately not more than RMB420 million (subject to adjustments). The Company will use its internal cash reserves to meet such capital expenses.

            Upon Closing, the Company will guarantee the loans owed by the power plant, to an extent which is proportional to the Company's interest in the power plant, upon normal commercial terms. No significant assets of Qinbei Power Plant is subject to any mortgage, charge, lien or third party rights. Huaneng Group has warranted that its 55% interest in Qinbei Power Plant is not subject to any mortgage, charge, lien or third party rights.

            Upon Closing, the Company will hold 55% interest in the registered capital of Qinbei Power Plant. Other shareholders of Qinbei Power Plant are Henan Provincial Construction Investment Corporation, Henan Provincial Power Corporation and Henan Jiyuan Municipality Construction Investment Company, which hold 35%, 5% and 5% interest, respectively. All of them are not connected persons (as defined under the Hong Kong Listing Rules) to the Company.

            As Qinbei Power Plant is still under construction, operating data is not available.

      Yushe Power Plant

            Yushe Power Plant, located in Yushe County of Shanxi Province, has a total planned installed capacity of 2,000 MW. Its first phase comprises two 100 MW coal-fired generation units. Yushe Power Plant was regarded as a major item of the State's Eighth Five-year Plan. Its construction started on 31st October, 1992 and the two generation units came into operation in August and December 1994, respectively. The depreciation years of the generation units are approximately 12 years. Currently, the two generation units operate properly. In 2002, the annual output of Yushe Power Plant reached 1.219 billion kWh with a house consumption rate of 7.6%. The power tariff is determined according to the rate prescribed by Shanxi Pricing Bureau.

            The second phase project of Yushe Power Plant commenced on 30th November, 2002. It will comprise two 300 MW domestic sub-critical air-cooled desulferized coal-fired generation units. In 2001, this project was classified as one of the major items of the Tenth Five-year Plan power development projects of Shanxi Province. The construction period of the second phase project is expected to last 23 months and as planned, such two generation units will commence operation in July and October, 2004 respectively. According to the project estimate, the total investment to be deployed in the construction of second phase of Yushe Power Plant is expected to amount to approximately RMB2.69 billion, in which 20% will be financed by shareholders' equity. On the basis that the Company holds 60% equity interest in Yushe Power Plant after Closing, the Company's share in the equity contribution of the second phase of Yushe Power Plant is expected to be in the amount of approximately not more than RMB310 million (subject to adjustments). The Company will use its internal cash reserves to meet such capital expenses.

            Upon Closing, the Company will guarantee the loans owned by the power plant, to an extent which is proportional to the Company's interest in the power plant, upon normal commercial terms. No significant assets of Yushe Power Plant is subject to any mortgage, charge, lien or third party rights. Huaneng Group has warranted that its 60% interest in Yushe Power Plant is not subject to any mortgage, charge, lien and third party parties.

            Upon Closing, the Company will hold 60% interest in Yushe Power Plant and the remaining 40% interest will continue to be held by Shanxi International Power Group Limited Company. Shanxi International Power Group Limited Company is not a connected person (as defined under the Hong Kong Listing Rules) to the Company.

            The following table sets out certain operating data of Yushe Power Plant for 2002:

                                                                       2002

             Installed capacity (MW)                                    200
             Power generation (billion kWh)                           1.219
             Utilization hours (hours)                                6,094
             Availability factor (%)                                   93.0
             House consumption rate (%)                                 7.6
             Average on-grid power rate (RMB/MWh)                     329.2
             Coal consumption rate for power sold (grams/kWh)         397.4
             Unit fuel cost for power sold (RMB/ MWh)                  80.7

      Xindian Power Plant

            Xindian Power Plant is located in Zibo Municipality of Shandong Province, with an installed capacity of 600 MW. Its construction work is divided into two phases. Its first phase consists of two 100 MW oil-fueled generation units and its second phase consists of two 200 MW oil-fueled generation units. The construction started from June 1973 and the first generation unit came into operation in October 1974. In January 1977, the whole power plant was completed and came into operation. It was then the largest thermal power plant in Shandong Province. By the end of 2002, the accumulated output of Xindian Power Plant reached 90 billion kWh. In view of the rise of fuel price and the increase of generation cost, Huaneng Group transformed the two 200 MW oil-fueled generation units to coal-fired generation units and each of the generation units had increased its capacity to 225 MW. The reconstruction works commenced on 11th December, 2000 and were completed on 31st December, 2001 and 22nd January, 2002, respectively. The reconstruction works had passed the quality examinations and the environmental tests of the State Environment Protection Bureau. In view of the increase of the price of oil fuel and for the purpose of reducing the generation cost, the Company plans to close down the two 100 MW oil-fueled generation units in the first phase of Xindian Power Plant after the Acquisition and transform the existing oil-fueled generation units to coal-fueled generation units with greater generation capacity.

            The depreciation years of Xindian Power Plant's generation units are approximately 12 years. Currently, the generation units operate properly. In 2002, the annual output of the generation units in the first phase reached 0.334 billion kWh with a house consumption rate of 18.6%. The annual output of the generation units in the second phase of Xindian Power Plant reached approximately 2.337 billion kWh with a house consumption rate of 7.6%. Power tariffs are determined according to the rates prescribed by Shandong Pricing Bureau.

            Huaneng Group has warranted that none of any significant assets of Xindian Power Plant is subject to any mortgage, charge, lien and third party rights.

            Upon Closing, Xindian Power Plant will be wholly owned by the Company.
            The following table sets out certain operating data of the first and second phase of Xindian Power Plant for 2002:


                                                                       First Phase       Second Phase

             Installed capacity (MW)                                           200                450
             Power Generation (billion kWh)                                  0.334              2.337
             Utilization hours (hours)                                       1,671              5,193
             Availability factor (%)                                          98.9               92.1
             House consumption rate (%)                                       18.6                7.6
             Average on-grid power rate (RMB/MWh)                            343.7              320.7
             Coal consumption rate for power sold (grams/kWh)                484.1              366.7
             Unit fuel cost for power sold (RMB/ MWh)                        442.9               99.7

5. SELECTED FINANCIAL INFORMATION OF THE TARGET POWER PLANTS

      The following is a summary of financial information of certain balance sheet items as at 31st December, 2001 and 2002 and certain income statement items for the two years ended 31st December, 2002 of the Target Power Plants, prepared in accordance with PRC GAAP. The financial information of 2001 is unaudited. The financial information of 2002 is extracted from the financial statements of the Target Power Plants audited by KPMG.


                                                 Qinbei                  Yushe                  Xindian
                                              Power Plant             Power Plant             Power Plant
                                             2001        2002        2001        2002        2001         2002
                                                          (RMB in thousands, except percentage)

Total assets:                               604,056     881,902     633,706     713,004     820,903      822,255
Total liabilities                           666,357     804,290     586,539     600,104     834,407      767,279
Accounts receivable                              --          --      65,637      44,042      86,280      105,783
Net assets (liabilities)                    (62,301)     77,612      47,167     112,900     (13,504)      54,976
Contingent liabilities                           --          --         684         436          --           --
Interest attributable to
  Huaneng Group                                  55%         55%         50%         60%        100%         100%
Net assets (liabilities)
  attributable to Huaneng
  Group according to the
  above ratio                               (34,266)     42,687      23,584      67,740     (13,504)      54,976
Revenue from principal
  business                                       --          --     259,634     316,759     199,653      671,731
Profit/(loss) from principal
  business                                       --          --      94,042     110,696     (44,279)     153,851
Profit/(loss) from operating
  activities                                (23,520)    (16,832)     36,632      56,439     (59,881)      69,482
Applicable tax rate                              33%         33%         33%         33%         33%          33%
Net profit/(loss)                           (23,365)    (17,297)     18,951      38,591     (60,983)      68,480


      The financial statements of the Target Power Plants have been prepared based on the PRC GAAP, which differs in certain material respects from IFRS. The Directors estimate that the significant unaudited IFRS adjustments to the income statements of 2001 and 2002 would include the following:

      Reconciliation between PRC GAAP and IFRS:

      (a) Under PRC GAAP, the impact of deferred taxation is not recorded. Under IFRS, deferred taxation is provided using the liability method in respect of the taxation effect arising from all significant timing differences. For the year ended 31st December, 2001 and 2002, taxation charged to the income statement under IFRS was more than that charged under PRC GAAP, except for Xindian Power Plant in 2001 which was a tax credit of RMB20 million.

      (b) In 2002, Qinbei Power Plant incurred certain staff training costs. According to IFRS, staff training costs are recognised as expense when incurred. According to PRC GAAP, staff training costs are deferred and recognised as expense upon the commencement of operation. For the year ended 31st December, 2002, the staff training costs incurred was charged to the income statement under IFRS, however, it was deferred under PRC GAAP.


                                                   Qinbei           Yushe           Xindian
                                                 Power Plant     Power Plant      Power Plant        Total
                                                 2001    2002    2001     2002    2001    2002    2001    2002
                                                                      (RMB in millions)

      Net profit/(loss) under PRC GAAP            (23)    (17)      19       39    (61)      68    (65)    90
      (a)  Deferred tax adjustment                  --      --      (1)      (1)    20      (23)    19    (24)
      (b)  Adjustment for pre-operation staff
              training cost                         --     (3)      --       --      --      --      --    (3)

      Net profit/(loss) under IFRS                (23)    (20)      18       38    (41)      45    (46)    63


      After taking into consideration of the major IFRS adjustments, the unaudited operating results of Qinbei Power Plant, Yushe Power Plant and Xindian Power Plant for the two years ended 31st December, 2002 under IFRS were loss of RMB23 million and RMB20 million, profit of RMB18 million and RMB38 million, loss of RMB41 million and profit of RMB45 million, respectively. Under IFRS, the combined unaudited operating results for the two years ended 31st December, 2002 were loss of RMB46 million and profit of RMB63 million, respectively. Compared with the operating results under PRC GAAP, the loss recorded in 2001 was lower than that under PRC GAAP by RMB19 million, while the profit recorded in 2002 was also lower than that under PRC GAAP by RMB27 million.


6.    CONNECTED TRANSACTION UNDER SHANGHAI LISTING RULES

      As the domestic public shares of the Company are listed on the Shanghai Stock Exchange, the Company is required, in addition to the Hong Kong Listing Rules, to comply with the Shanghai Listing Rules.

      After Closing, certain transactions in relation to the Target Power Plants, including the guarantees to be provided by the Company to the banks in respect of the Target Power Plants' bank loans and the loans obtained from Huaneng Group and its associate, China Huaneng Finance Company, both being connected persons of the Company, by the Target Power Plants in the ordinary and usual course of the Target Power Plants' business, which are subject to compliance with the relevant requirements of the Hong Kong Listing Rules, will constitute connected transactions under the Shanghai Listing Rules ("Shanghai Connected Transactions"), which shall be subject to the approval of the Company's shareholders. The connected persons (as defined under the Shanghai Listing Rules) shall abstain from voting on resolutions related to Shanghai Connected Transactions. Details of the Shanghai Connected Transactions were set out in the notice of EGM issued to the Company's shareholders.

      In accordance with Rule 7.3.11(9) of the Shanghai Listing Rules, the Company has appointed Guotai Junan as the PRC independent financial adviser in respect of the Acquisition.

      Upon careful and necessary enquiry, Guotai Junan is of the view that the Acquisition and the Shanghai Connected Transactions met the relevant legal requirements under the Company Law of the PRC, the Securities Law of the PRC and the Shanghai Listing Rules (as amended in 2001) and the requirements of the articles of association of the Company, reflecting the principles of equality, justice and reasonableness; and that the Acquisition will not in any way affect the interests of either the Company or the non-connected shareholders.

      The Independent Directors are of the view that (1) the board of Directors has met the relevant requirements of the Shanghai Listing Rules and the articles of association of the Company regarding approval of the relevant resolutions of the Acquisition and the Shanghai Connected Transactions; and
(2) the Acquisition and the Shanghai Connected Transactions are fair to the Company's shareholders.

7.    THE EGM

      The Company will convene an EGM at 9 a.m. on 22nd July, 2003 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, PRC to consider the approval of the Acquisition (including the Transfer Agreement) and Shanghai Connected Transactions. Huaneng Group and its Associates will abstain from voting in the EGM in respect of the ordinary resolution to approve the Acquisition (including the Transfer Agreement) and Shanghai Connected Transactions. Notice of the EGM is set out on pages 29 to 33 in this circular.

       A reply slip and a form of proxy for use by the Independent Shareholders at the Extraordinary General Meeting are enclosed with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xichang District, Beijing, PRC as soon as possible but in any event by 2nd July, 2003. The enclosed form of proxy should be completed and returned to the Company's H Share Registrar, Hong Kong Registrars Limited, at Room 1901-5, 19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

8.    RECOMMENDATION

      According to the requirements of the Hong Kong Listing Rules, the Independent Directors will advise the Independent Shareholders in connection with the Acquisition (including the Transfer Agreement). BNP Paribas Peregrine has been appointed as an independent financial adviser to advise the Independent Directors with respect to the fairness and reasonableness of the Acquisition (including the Transfer Agreement).

      The Independent Directors, having taken into account the advice of BNP Paribas Peregrine, consider the terms of the Transfer Agreement to be fair and reasonable insofar as the Independent Shareholders are concerned and consider the transaction contemplated by the Transfer Agreement to be in the interests of the Company and its shareholders. Accordingly, the Independent Directors recommend that the Independent Shareholders vote in favour of the resolutions to approve the Acquisition and the Transfer Agreement at the Extraordinary General Meeting.

9.    OTHER INFORMATION

      Your attention is also drawn to the letter from the Independent Directors and the letter from BNP Paribas Peregrine, which sets out its advice to the Independent Directors, and the additional information set out in the appendices of this circular.


                                                 Yours faithfully,
                                               For and on behalf of
                                         Huaneng Power International, Inc.
                                                  Wang Xiaosong
                                                  Vice Chairman

-------------------------------------------------------------------------------
                     LETTER FROM THE INDEPENDENT DIRECTORS
-------------------------------------------------------------------------------

                      [GRAPHIC OMITTED]
                      HUANENG POWER INTERNATIONAL, INC.
        (A Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)

                                              Registered office:
                                              West Wing, Building C
                                              Tianyin Mansion
                                              2C Fuxingmennan Street
                                              Xicheng District
                                              Beijing 100031
                                              The People's Republic of China

                                              12th June, 2003

To the Independent Shareholders

Dear Sir or Madam,

                             CONNECTED TRANSACTION

      We, the Independent Directors of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the Acquisition, details of which are set out in the letter from the Board contained in the circular ("Circular") of the Company to the Shareholders dated 12th June, 2003, of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

      Under the Hong Kong Listing Rules, the Acquisition and the Transfer Agreement constitute connected transactions for the Company. Accordingly, the Acquisition and the Transfer Agreement will require the approval of the Independent Shareholders at the EGM.

      We wish to draw your attention to the letter of advice from BNP Paribas Peregrine set out on pages 16 to 25 of the Circular. We have discussed the letter and the opinion contained in it with BNP Paribas Peregrine.

      We have also considered the opinion of Guotai Junan with respect to the Acquisition.

      Having considered, inter alia, the factors and reasons considered by, and the opinion of, BNP Paribas Peregrine, as stated in its aforementioned letter, we consider the Acquisition and the Transfer Agreement to be fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolutions in the Notice of EGM set out at the end of the Circular to be proposed at the EGM to be held on 22nd July, 2003 and thereby approve the Acquisition and the Transfer Agreement.

                                           Yours faithfully,
                         Gao Zongze  Zheng Jianchao  Qian Zhongwei  Xia Donglin
                                         Independent Directors

------------------------------------------------------------------------------
                       LETTER FROM BNP PARIBAS PEREGRINE
------------------------------------------------------------------------------

[GRAPHIC OMITTED]

The Independent Directors
Huaneng Power International, Inc.
West Wing, Building C
Tianyin Mansion
2C Fuxingmennan Street
Xicheng District
Beijing 100031
The People's Republic of China


                                                      12th June, 2003


Dear Sirs,

                             CONNECTED TRANSACTION

INTRODUCTION

      We refer to our appointment as the independent financial adviser to advise the Independent Directors in respect of the Acquisition, details of which are set out in the letter from the Board contained in the circular of the Company dated 12th June, 2003 (the "Circular") of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

      On 5th June, 2003, the Company entered into the Transfer Agreement with Huaneng Group. As at the Latest Practical Date, Huaneng Group is the parent company of HIPDC which is the controlling shareholder of the Company and owns 2,554,840,000 domestic shares in the Company, representing approximately 42.58% of the issued share capital (comprising domestic shares and H shares) of the Company. Accordingly, the Acquisition contemplated by the Transfer Agreement constitutes a connected transaction for the Company under the Hong Kong Listing Rules. As the sum of the consideration for acquiring the Huaneng Group Interest payable to Huaneng Group (being RMB550 million) together with the future equity commitment of the Company, which arises as a result of the Acquisition (being approximately RMB730 million), is greater than 3% of the latest published consolidated net tangible assets of the Company, the Acquisition and the Transfer Agreement are therefore subject to the disclosure requirement and Independent Shareholders' approval under the Hong Kong Listing Rules.

[GRAPHIC OMITTED]

      The Independent Directors have been appointed to consider the terms of the Acquisition and to advise the Independent Shareholders in relation to the Acquisition. We have been appointed as the independent financial adviser to the Independent Directors to advise on the fairness and reasonableness of the terms of the Acquisition in accordance with the requirements of the Hong Kong Listing Rules.

      Apart from normal professional fees for our services to the Company as described above, no arrangement exists whereby we will receive any fees or benefits from the Company, Huaneng Group, their respective subsidiaries, or any of their respective associates (as defined under the Hong Kong Listing Rules). We are independent of the directors, chief executive or substantial shareholders of the Company, Huaneng Group, any of their respective subsidiaries or their respective associates (as defined under the Hong Kong Listing Rules) and we consider ourselves suitable to give independent financial advice to the Independent Directors in relation to the Acquisition. As at the Latest Practicable Date, a wholly-owned subsidiary ("BNP Paribas Subsidiary") of the holding company of BNP Paribas Peregrine Capital Limited ("BNP Paribas Peregrine" together with its holding company and the subsidiaries of its holding company as "BNP Paribas Group") held 966,000 H Shares in the Company, representing approximately 0.016% of the issued share capital (comprising domestic shares and H shares) of the Company. We do not consider this shareholding interests would affect the objectivity of our advice, given the fact that we are not a party to the Transfer Agreement, the interests of the BNP Paribas Subsidiary in the Company is the same as the Independent Shareholders in respect of the Acquisition, the value of the H shares in the Company held by BNP Paribas Subsidiary is immaterial in terms of either the consolidated gross or net assets of BNP Paribas Group, and there is a Chinese wall between BNP Paribas Subsidiary and BNP Paribas Peregrine. As such, BNP Paribas Subsidiary is entitled to vote at the EGM.

      In arriving at our advice, we have relied on the information and facts supplied, and the opinions expressed by the management of the Company, its financial adviser and/or the Directors and assumed that all statements, opinions and representations made were true and accurate at the time they were made and continue to be true and accurate at the date of the Circular. We have relied on such information and considered that we have been provided with and have reviewed sufficient information and opinion to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular. We have no reasons to believe that any material information has been withheld, or doubt the truth or accuracy of the information provided. We have assumed that the intentions and plans of the Directors regarding the future operations of each of the Target Power Plants can be materialised. We have not, however, carried out any independent verification of such information, nor have we conducted an independent investigation into the business and affairs of the Company or each of its subsidiaries or each of the Target Power Plants.


TRANSACTION IN SUMMARY

      On 5th June, 2003, the Company entered into the Transfer Agreement with Huaneng Group, pursuant to which, the Company has agreed to acquire from Huaneng Group the entire assets and liabilities of Xindian Power Plant, a 60% equity interests in Yushe Power Plant and a 55% equity interests in Qinbei Power Plant for an aggregate consideration of RMB550 million (approximately HK$519 million) payable in cash. Such consideration will be satisfied by internal resources of the Company.

      As noted in the letter from the Board, the Target Power Plants consist of both projects that are in operation (being Xindian Phase I, Xindian Phase II and Yushe Phase I together the "Operating Projects") and projects that are under construction (being Yushe Phase II and Qinbei Phase I together the "Projects Under Construction"), details of which can be summarised as follows:


                           Percentage
                            interests
                              held by
                              Huaneng
                                Group                      Year of
                          immediately                     operation/
                             prior to                      Expected       Operation
       Target                     the                       year of   installed capacity          Planned installed
       Power Plants       Acquisition     Status           operation         (MW)                   capacity (MW)
                                  (%)
                                                                                 Attributable               Attributable
                                                                       Based      to Huaneng     Based       to Huaneng
                                                                       on the      on Group     (on the       Group (on
                                                                       entire      an equity     entire       an equity
                                                                      interests      basis)     interests      basis)
      Xindian Power Plant
        Phase I                   100   In operation            1977     200(1)       200(1)
        Phase II                  100   In operation            2002      450         450
      Yushe Power Plant
        Phase I                    60   In operation            1994      200         120
        Phase II                   60   Under                   2004                                 600        360
                                        construction
      Qinbei Power Plant
        Phase I                    55   Under            2004 & 2005                               1,200        660
                                        construction
                                                                        ------       -------      -------      -------
       Total                                                               850        770(2)        1,800      1,020
                                                                        ======       =======      =======      =======

      Notes:

      1. The 2 x 100MW oil-fueled generation units under Xindian Phase I will be closed down for transformation to coal-fueled generation units after the Closing and before the end of 2003.

      2. In view of the reason set out in note 1 above, the total net operation installed capacity of the Target Power Plants will become 570MW before the end of 2003.

PRINCIPAL REASONS AND FACTORS CONSIDERED

      In arriving at our advice to the Independent Directors, we have considered the following principal reasons and factors:

Reasons for the Acquisition

Business operation and strategy

      The Company develops, constructs, operates and manages large thermal power plants in China nationwide. As stated in the Company's annual report 2002, the Company will continue to actively and steadily expand its assets scale, including acquiring assets from the parent company and selecting suitable opportunities to acquire assets outside the parent company.

Enhancement to operation installed capacity

      As stated in the letter from the Board, the Acquisition will enlarge the operation scale and regional scope of the Company and increase profitability and further strengthen the position of the Company as one of the largest independent power generation companies in China. The average availability factor of the Target Power Plants in operation (excluding Xindian Phase I, which will be closed down for transformation to coal-fueled generation units after the Closing and before the end of 2003) for 2002 reached 92.6%, which is slightly higher than the average level of the Company in the previous year (92.5%).

      The total on-grid output of the Target Power Plants (excluding Xindian Phase I) in 2002 was approximately 3.56 billion kWh, of which Huaneng Group accounted for 3.07 billion kWh (equivalent to approximately 4.6% of the 67.33 billion kWh on-grid output of the Company in 2002). Immediately after completion of the Acquisition, the net installed capacity (on an equity basis) owned by the Company will increase by 770 MW and aggregate net installed capacity (on an equity basis) will increase from 14,780MW to 15,550 MW, representing an increase of approximately 5.2%. However, Independent Shareholders should note that the 2 x 100MW oil-fueled generation units under Xindian Phase I will be closed down for transformation to coal-fueled generation units after the Closing and before the end of 2003.

      Besides, the Acquisition will further increase the net installed capacity under construction of the Company by 1,020 MW.

Capturing market shares in the central region of the PRC

      The Directors believe that the Acquisition will further strengthen the market position of the Company in Shandong Province which is undergoing rapid economic growth with strong demand for power. At the same time, the Company will for the first time enter into the power market of Henan Province and Shanxi Province which are important energy bases in China with rapid growth in power consumption.

      Having considered the above reasons for the Acquisition, we concur with the view of the Directors that the Acquisition is in line with the business strategy of the Company.

Consideration

      As stated in the letter from the Board, the consideration of RMB550 million (the "Consideration") payable by the Company to Huaneng Group in cash under the Acquisition, was based on normal commercial terms and was arrived at after arm's length negotiations between the Company, Huaneng Group and their respective financial advisers. Such Consideration was determined after taken into the account various factors including the losses of the first phase of Xindian Power Plant, the market environments, the technical and operating conditions of the Target Power Plants, the earnings potentials of the Target Power Plants and their abilities to generate cash flow. In view of the relevant requirements in the PRC, the Directors have engaged Zhonghua who is an independent qualified assets appraisal firm in the PRC to prepare a valuation in connection with the Acquisition. As stated in the letter from the Board, in considering the Acquisition price, the Company has taken into account the appraisal by Zhonghua, which valued Huaneng Group Interest at RMB541.35 million as at 31st December, 2002 using replacement cost method. Nevertheless, we have not relied on such valuation in arriving at our opinion as Zhonghua is a qualified assets appraisal firm in the PRC but does not carry on such business in Hong Kong.

      In assessing the fairness and reasonableness of the Consideration payable by the Company to Huaneng Group under the Acquisition, we consider it appropriate to conduct our analysis for the Target Power Plants as well as for the Operating Projects for the following reasons:

      o the Projects Under Construction will only become operational in 2004 and 2005 respectively and, accordingly, have yet to record any earnings;

      o the installed capacity attributable to Huaneng Group's interests in the Project Under Construction will represent a significant portion of the total installed capacity of the Target Power Plants upon completion of the construction work; and

      o the equity to be committed by the Company in respect of the Projects Under Construction of RMB730 million is also material when compared to the Consideration payable by the Company to Huaneng Group.

      In formulating our opinion, we have conducted the ratio analysis set out below and have considered such ratios of certain listed companies principally engaged in the generation and sale of power in the Asia Pacific (ex-Japan) region.

      The financial information applied in conducting the ratio analysis is derived from the unaudited financial statements of the Target Power Plants as at 31st December, 2002 prepared in accordance with the IFRS. For the purpose of comparison, we have considered the following multiples:

      o     Price-earning multiples ("P/E")

            Based on the net profit of the Target Power Plants attributable to Huaneng Group Interest for the year ended 31st December, 2002 of approximately RMB56.9 million, the Consideration would represent an earning multiple of 9.7 times.

            For analysis purpose only, on the assumption that the acquisition price for the Projects Under Construction were determined on a "dollar-to-dollar" basis based on the equity contributed to the Projects Under Construction by Huaneng Group up to 31st December, 2002 of approximately RMB109.3 million, the consideration for the Operating Projects ("Consideration For Operating Interests") would be approximately RMB440.7 million. Based on the aforesaid, the Consideration For Operating Interests implies a multiple of approximately 6.5 times the net profit attributable to Huaneng Group's interests in the Operating Projects for the year ended 31st December, 2002 of approximately RMB67.9 million.

      o     Enterprise value ("EV") per megawatt ("MW")

            It should be noted that the EV for the Operating Projects refers to the sum of the Consideration For Operating Interests and their respective net debt as at 31st December, 2002. As the Company intends to close down the 2x100MW generation units in Xindian Phase I before the end of 2003 and the net installed capacity of the Operating Projects will be reduced to 570MW by then, we consider it appropriate to disregard these generation units when calculating the EV per MW. As such, the implied EV per MW calculated below were based on the net operational installed capacity of 570MW and did not take into account the potential additional capacity in terms of MW of the Projects Under Construction.

            The Consideration and the Consideration For Operating Interests imply an EV of approximately US$0.349 million (approximately RMB2.9 million) per MW and US$0.270 million (approximately RMB2.2 million) per MW respectively.

      o EV to earnings before interests, taxes, depreciation and amortisation ("EBITDA")

            The EBITDA attributable to the Huaneng Group Interest and the EBITDA attributable to the Huaneng Group's interests in the Operating Projects for the year ended 31st December, 2002 were approximately RMB242.6 million and approximately RMB244.5 million respectively. The Consideration and the Consideration For Operating Interests imply an EV/EBITDA multiple of approximately
            6.8 times and approximately 5.2 times respectively.

      o     Price to book value ("P/BV")

            Based on the aggregate net book value of the Target Power Plants attributable to Huaneng Group Interest as at 31st December, 2002 of approximately RMB113.4 million, the Consideration would represent approximately 4.8 times such book value.

            Taking account of the equity contributed to the Projects Under Construction by Huaneng Group up to 31st December, 2002, the Consideration For Operating Interests represents a multiple of approximately 7.9 times the aggregate net book value attributable to Huaneng Group's interests in the Operating Projects as at 31st December, 2002 of approximately RMB55.8 million.

      The following table sets out the relevant ratios of certain comparable listed companies located in Hong Kong, the PRC and other Asian countries based on their respective market price as at the Latest Practicable Date and their latest publicly available full year financial information.

                                                                                                    EV/
Company Name                                                    Location     P/E       EV/MW       EBITDA   P/BV
                                                                             (x)     US$m/MW          (x)    (x)

Hong Kong / PRC
Hong Kong companies
CLP Holdings Ltd.                                              Hong Kong    11.2         N/M         10.4    2.2
HongKong Electric Holdings Ltd.                                Hong Kong     9.6         N/M          8.2    1.7
Average                                                                     10.4         N/M          9.3    2.0

H shares companies
Beijing Datang Power Generation Co. Ltd.                             PRC    12.5       0.456          5.6    1.2
The Company                                                          PRC    13.0       0.508          6.8    1.7
Shandong Int'l Power Development Co. Ltd.                            PRC     9.2       0.413          5.7    1.3
Average                                                                     11.5       0.459          6.0    1.4

B shares companies
Guangdong Electric Power Development Co. Ltd                         PRC    11.0       0.607          4.4    1.6
Shenzhen Nanshan Power Station Co. Ltd.                              PRC    11.0       0.657          5.8    3.0
Zhejiang Southeast Electric Power Co. Ltd.                           PRC    20.0       0.680          8.9    1.8
Heilongjiang Electric Power Co. Ltd                                  PRC    22.9       0.556         12.3    1.8
Average                                                                     16.2       0.625          7.8    2.1

Other Asian Countries
Tenaga Nasional Berhad                                          Malaysia    23.1         N/M         12.4    1.6
Malakoff Berhad                                                 Malaysia     9.5       0.887          6.2    1.5
YTL Power International Berhad                                  Malaysia    11.5         N/M         15.2    1.5
Electricity Generating Public Co. Ltd.                          Thailand     8.2       0.576          7.1    1.2
Ratchaburi Electricity Generating Holding Public Co. Ltd.       Thailand     6.9       0.514          9.6    1.6
Korea Electric Power Corp.                                         South     4.1         N/M          3.4    0.4
                                                                   Korea
Average                                                                     10.6       0.659          9.0    1.3

Overall average                                                             12.2       0.585          8.1    1.6

Implied multiples for the Consideration                                      9.7       0.349          6.8    4.8
Implied multiples for the Consideration For Operating                        6.5       0.270          5.2    7.9
  Interests

Source:  Bloomberg

Notes:

For the purpose of comparison only:

(1) The ratios were calculated on the basis of the companies' respective market capitalisation determined as according to Bloomberg as at the Latest Practicable Date and the companies' financial data as at the end of financial year 2002 as according to Bloomberg and the companies' respective annual reports.

(2)   Price refers to market capitalisation as at the Latest Practicable Date.

(3) Enterprise Value refers to the sum of market capitalization as at the Latest Practicable Date and net indebtedness as at the end of financial year 2002.

(4) Earnings refer to net profit excluding extraordinary items as according to the financial statements for financial year 2002. The net profit of the Target Power Plants attributable to Huaneng Group Interest and to Huaneng Group's interests in the Operating Projects for the year ended 31st December, 2002 include the results of Xindian Phase I, which will be closed down for transformation to coal-fueled generation units after the Closing and before the end of 2003.

(5) EBITDA refers to the earnings before interest, tax, amortisation and depreciation expenses as according to the financial statements for financial year 2002. The EBITDA of the Target Power Plants attributable to Huaneng Group Interest and to Huaneng Group's interests in the Operating Projects for the year ended 31st December, 2002 include the results of Xindian Phase I, which will be closed down for transformation to coal-fueled generation units after the Closing and before the end of 2003.

(6) BV refers to net asset value as according to the financial statements for financial year 2002. The BV of the Target Power Plants attributable to Huaneng Group Interest and to Huaneng Group's interests in the Operating Projects as at 31st December, 2002 include the BV of Xindian Phase I, which will be closed down for transformation to coal-fueled generation units after the Closing and before the end of 2003.

(7) MW refers to the net installed capacity in megawatt of the respective companies. The net installed capacity of the Target Power Plants adopted for the above table is 570MW, taking into consideration that the Company's intention to close down Xindian Power Plant's first phase 2x100MW after the Acquisition.

(8) We have derived the implied valuation multiples of Huaneng Group's interest in Operating Projects on the basis of the Consideration For Operating Interests as at 31st December, 2002.

(9) The country and regional averages are included for the convenience of the reader only and do not necessarily represent the actual country and regional averages if other power generation companies are included.

(10) N/M means "not meaningful". As those comparable companies which are also in businesses other than power generation business, their enterprise values do not correspond to the installed capacity of their power generation business owned by them.

(11)  An exchange rate of RMB8.3 = US$1.0 has been used.

(12)  An exchange rate of HK$7.8 = US$1.0 has been used.

(13)  An exchange rate of Malaysian Ringgit 3.8 = US$1.0 has been used.

(14)  An exchange rate of Philippines Peso 53.3 = US$1.0 has been used.

(15)  An exchange rate of Thai Baht 41.6 = US$1.0 has been used.

(16)  An exchange rate of Korean Won 1,200 = US$1.0 has been used.

      The respective implied P/E multiple, the EV/EBITDA multiple and the EV per MV for the Consideration represent discount to the overall average set out above. The respective implied P/E multiple, the EV/EBITDA multiple and the EV per MV for the Consideration For Operating Interests represent discount to the overall average set out above. We consider that this is reasonable given the size, operation and prospects of the Target Power Plants.

      The respective implied P/BV multiple is, however, substantially higher than the overall average set out above. Nevertheless, it is noted that the net book value of the Target Power Plants as at 31st December, 2002 was relatively low as the generation units under Xindian Phase I and Yushe Phase I have been in operation for approximately 26 years and approximately nine years respectively and have been significantly depreciated, and there were significant losses accumulated in the accounts of the Target Power Plants. In the circumstances, we consider it to be reasonable.

      It should, however, be noted that the businesses, operations and prospects of the Target Power Plants are not completely the same to those companies set out in the table above. As such, such information should be used with care.

Financing of the Acquisition and future capital commitment

      As stated in the letter from the Board, the Consideration payable to Huaneng Group will be financed by internal resources of the Company. It is projected that the total investment to be deployed in the construction of Yushe Phase II and Qinbei Phase I was approximately RMB2.69 billion and approximately RMB4.68 billion respectively, in which, 20% of the total investment of each of Yushe Phase II and Qinbei Phase I will be financed by shareholders' equity. On the basis that the Company will hold 60% and 55% equity interests in Yushe Power Plant and Qinbei Power Plant respectively, it is projected that the equity to be contributed by the Company after the Acquisition in respect of Yushe Phase II and Qinbei Phase I will be not more than RMB310 million (subject to adjustments) and RMB420 million (subject to adjustments) respectively. It was stated in the letter from Board that the Company will utilise its internal resources to meet such capital commitment.

      It was stated in the letter from the Board that any adjustment exceeding the above amount and any further capital commitments in relation to the Target Power Plants shall be subject to compliance of the relevant requirements of the Hong Kong Listing Rules.

      Based on the audited financial statements of the Company prepared in accordance with the IFRS, the cash and cash equivalents held by the Company and its subsidiaries as at 31st December, 2002 were approximately RMB3,003 million. The Company confirmed that it has sufficient internal resources to fund the Acquisition and the related capital commitment. We have no reason to believe that the Company will not be able to fund the Acquistion and the related capital commitment.

Financial impacts of the Acquisition on the Company

      It was stated in the letter from the Board that under the PRC GAAP the profit after taxation of the Target Power Plants and the profit attributable to the Huaneng Group Interest for the year ended 31st December, 2002 were RMB89.77 million and RMB82.12 million respectively. According to the pro forma calculation, if the Acquisition occurred on 1st January 2002 and assuming that the internal cash of the Company was used for the Acquisition and taking into account the appreciation of the value of the fixed assets after revaluation, together with other factors such as amortization of goodwill, the consolidated profit of the Company for the year ended 31st December, 2002 would be increased by RMB46.59 million, representing an increase of 1.14%. We note that this would represent an enhancement to earnings. Nevertheless, the Independent Shareholders should note that the PRC GAAP differs in certain material respects from the IFRS. As stated in the letter from the Board, the aggregate net profits of the Target Power Plants for the year ended 31st December, 2002 as per the audited accounts prepared in accordance with the PRC GAAP was approximately RMB90 million and was adjusted to approximately RMB63 million after taking into account certain unaudited adjustments under the IFRS.

Risk factors

      It should be noted that the Target Power Plants consist of Projects Under Construction. The construction work of these projects may involve a number of risks, including weather interference, unforeseen engineering, design, environmental problems, shortages of equipment and materials and unanticipated cost increases, any of which can give rise to delays or cost overruns.

      As stated in the letter from the Board, the Company will for the first time enter into the power generation environment of Henan Province and Shanxi Province. As the Company currently operates power plants in the coastal regions including Liaoning Province, Hebei Province, Jiangsu Province, Guangdong Province, Zhejiang Province, Shangdong Province, Fujian Province and Shanghai Municipal, the operating environment of which may be different from those in the central region of the PRC.

ADVICE

      Having considered the above principal reasons and factors, we consider that the terms of the Acquisition and the Transfer Agreement are fair and reasonable so far as the Independent Shareholders taken as a whole are concerned. Accordingly, we advise the Independent Directors to recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Acquisition and the Transfer Agreement.


                                                    Yours faithfully,
                                                   For and on behalf of
                                          BNP Paribas Peregrine Capital Limited
                                                        Isadora Li
                                                    Managing Director

-------------------------------------------------------------------------------
APPENDIX I                                               GENERAL INFORMATION
-------------------------------------------------------------------------------

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS

      (a) As at the Latest Practicable Date, none of the Directors, chief executive officer or Supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive or supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to
            Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

      (b) As at the Latest Practicable Date, so far as the Directors, chief executive officer and Supervisors of the Company are aware, each of the following persons, not being a Director, chief executive or Supervisor of the Company, had an interest in the Company's shares which falls to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:



                                 Shares held/Approximate shareholding percentage

                                                                                                                      Short
            Name of shareholder                                          Interest                                   position
                                                                       Approximate
                                                                        percentage     Approximate   Approximate
                                                                        of share-      percentage     percentage
                                                                         holding           of             of
                                                                          in the      shareholding   shareholding
                                                                         Company's       in the         in the
                                                                           total       Company's       Company's
                                                          Number of        issued    total issued        total
                                                            shares         share       domestic         issued
                                            Shares           held         capital        shares        H shares

            Huaneng International Power     domestic     2,554,840,000     42.58%        56.77%             -             -
               Development Corporation      shares
               (Note 1)
            Hebei Provincial Construction   domestic       452,250,000      7.54%        10.05%             -             -
               Investment Company           shares
            Fujian International Trust &    domestic       334,850,000      5.58%         7.44%             -             -
               Investment Company           shares
            Jiangsu Province                domestic       312,375,000      5.20%         6.93%             -             -
               International                shares
               Trust & Investment Company
            Liaoning Energy Corporation     domestic       229,685,000      3.83%         5.11%             -             -
                                            shares
            The Hongkong and Shanghai       H shares       533,532,612      8.89%             -         35.56%            -
               Banking Corporation Ltd.
               (Note 2)
            Standard Chartered Bank (Note   H shares       440,809,982      7.34%             -         29.38%            -
               2)
            Citibank N.A. (Note 2)          H shares        99,355,303      1.65%             -          6.62%            -




            Note 1: As at the Latest Practicable Date, China Huaneng Group
                    holds 51.98% of the equity interest in Huaneng International Power Development Corporation.

            Note 2: Such H shares were held through HKSCC Nominees Limited.

            Save as disclosed above and so far as the Directors, chief executive officer and Supervisors of the Company are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Listing Rules) of the Company.

      (c) None of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Company.

      (d) As at the Latest Practicable Date, none of the Directors or Supervisors had entered, or proposed to enter, into a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

      (e) As at the Latest Practicable Date, BNP Paribas Peregrine does not have any shareholding in the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Company.

      (f) As at the Latest Practicable Date, none of the Directors or Supervisors nor BNP Paribas Peregrine had any direct or indirect interest in any asset which had been acquired, or disposed of by, or leased to the Company, or was proposed to be acquired, or disposed of by, or leased to the Company, since 31st December, 2002, the date to which the latest published financial statements of the Company and its subsidiaries were made up.

3.    MATERIAL ADVERSE CHANGE

      The Directors are not aware of any material adverse change in the financial or trading position of the Company since 31st December, 2002, the date to which the latest published audited financial statements of the Company and of its subsidiaries were made up.

4.    CONSENT

      BNP Paribas Peregrine has given and has not withdrawn its written consent to the issue of this circular with the inclusion of and references to its name and letter or report (as the case may be), in the form and context in which they appear.


5.    MISCELLANEOUS

      (1) The legal address of the Company is at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, The People's Republic of China.

      (2) The share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room 1901-5, 19/F, Hopewell Centre, 183 Queen's Road East, Hong Kong.

      (3)   The secretary of the Company is Mr. Huang Long.

      (4) The following is the qualification of the expert who has given an opinion or advice which is contained in this circular:

            BNPParibas            Deemed licensed to conduct type 1 (dealing in
            Peregrine:            securities) and type 6 (advising on corporate
                                  finance) regulated activities under the
                                  Securities and Future Ordinance.

6.    DOCUMENTS FOR INSPECTION

      Copies of the following documents will be available for inspection at the offices of Herbert Smith at 23rd Floor, Gloucester Tower, 11 Pedder Street, Hong Kong during normal business hours on any day (except public holidays) up to and including 22nd July, 2003:

      (1)   the Transfer Agreement;

      (2) the letter from the Independent Directors as set out in this circular;

      (3)   the letter from BNP Paribas Peregrine as set out in this circular;

      (4)   the written consent referred to in paragraph 4 of this appendix;

      (5) the annual report of the Company for the year ended 31st December, 2002; and

      (6)   the articles of association of the Company.



-------------------------------------------------------------------------------
                    NOTICE OF EXTRAORDINARY GENERAL MEETING
-------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]
          (A Sino-foreign joint stock limited company incorporated in the People's Republic of China)

      Notice is hereby given that an extraordinary general meeting of Huaneng Power International, Inc. (the "Company") will be held at 9 a.m. on 22nd July, 2003 (Tuesday) at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, The People's Republic of China, for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

                             Ordinary resolutions:

1. To approve the terms of the Transfer Agreement (as defined in the announcement made by the Company dated 5th June, 2003) entered into by the Company and China Huaneng Group on 5th June, 2003, and the transaction contemplated therein.

2. Approval of the following connected transactions under the Listing Rules of Shanghai Stock Exchange:

      2.1. To consider the arrangement in respect of the guarantees and the relevant agreements among Henan Huaneng Qinbei Power Generation Limited Liability Company, Shanxi Huaneng Yushe Power Limited Liability Company, China Huaneng Group Xindian Power Plant and China Huaneng Group. (Note 1)

      2.2 To consider the loan borrowing arrangement and the relevant agreement in respect of the loan provided by China Huaneng Group to Shanxi Huaneng Yushe Power Limited Liability Company (Note 2)

      2.3. To consider the arrangement in respect of the deposit and loan borrowings among Henan Huaneng Qinbei Power Generation Limited Liability Company, Shanxi Huaneng Yushe Power Limited Liability Company, China Huaneng Group Xindian Power Plant and China Huaneng Finance Company. (Note 3)

                                                By Order of the Board
                                                      Huang Long
                                                  Company Secretary

6th June, 2003

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People's Republic of China
Notes:

1. (The terms used hereinafter shall have the same meaning as stated in the announcement made by the Company dated 5th June, 2003)

      (a) According to a maximum amount guarantee contract entered into between China Huaneng Group and China Construction Bank Henan Branch on 25th December, 2002, China Huaneng Group agreed to guarantee the repayment of a loan of an maximum amount of up to RMB1,463,000,000 owed by Qinbei Power Plant to China Construction Bank Henan Branch incurred during the period from 1st December, 2002 to 1st December, 2006. As at 31st March, 2003, the amount guaranteed was RMB190 million.

      (b) According to a loan agreement entered into among the former Preparation Office of Yushe Power Plant, former Huaneng Power Company and China Construction Bank Shanxi Yushe Power Plant Special Branch on 15th June, 1994, the former Huaneng Power Company, pursuant to loan agreement (94) No.1, agreed to guarantee the repayment of a loan of RMB170 million owed by the Preparation Office of Yushe Power Plant to China Construction Bank Shanxi Yushe Power Plant Special Branch. The guarantee obligation was taken up by China Huaneng Group due to the restructuring of the China Huaneng Group. As at 31st March, 2003, the amount guaranteed was RMB10 million.

      (c) Pursuant to a guarantee contract between China Huaneng Group, Yushe Power Plant and China Construction Bank Yushe Power Plant Special Branch (currently known as China Construction Bank Yushe Power Plant Branch), China Huaneng Group agreed to guarantee the repayment of the loan of RMB43.43 million by Yushe Power Plant under the loan contract (reference number: Gu Ding Zi Chan (95)
            No2). As at 31st March, 2003, the amount guaranteed was RMB13.43 million.

      (d) Pursuant to a guarantee contract (No. Gong Liu 2001-1) among China Huaneng Group, Yushe Power Plant and China Construction Bank Shanxi Province Yushe County Branch, China Huaneng Group agreed to guarantee the loan of RMB13 million owed by Yushe Power Plant to China Construction Bank Shanxi Province Yushe County Branch under the loan agreement (No. Gong Liu 2001-1). As at 31st March, 2003, the amount guaranteed was RMB13 million.

      (e) Pursuant to a loan agreement (No.200131025) entered into among China Huaneng Group, Yushe Power Plant and China Huaneng Finance Company, China Huaneng Group agreed to guarantee the loan of RMB35 million owed by the Yushe Power Plant to China Huaneng Finance Company. As at 31st March, 2003, the amount guaranteed was RMB35 million.

      (f) Pursuant to a guarantee contract (No. Bao Zheng 2002-2) among China Huaneng Group, Yushe Power Plant and China Construction Bank Shanxi Province Yushe County Branch, China Huaneng Group agreed to guarantee the loan of RMB30 million owed by Yushe Power Plant to China Construction Bank Shanxi Province Yushe County Branch under the loan agreement (No. Gong Liu 2002-4). As at 31st March, 2003, the amount guaranteed was RMB30 million.

      (g) Pursuant to seven guarantee contracts entered into between China Huaneng Group and China Construction Bank Zibo City Linzi Branch from 2000 to 2002, China Huaneng Group agreed to guarantee the repayment of nine loans with an aggregate amount of RMB500 million owed by Xindian Power Plant to China Construction Bank Zibo City Linzi Branch. As at 31st March, 2003, the amount guaranteed was RMB500 million.

      As at 31st March, 2003, the total amount guaranteed of the above is RMB791.43 million.

2. (The terms used hereinafter shall have the same meaning as stated in the announcement made by the Company dated 5th June, 2003)

      According to a loan agreement between China Huaneng Group and Yushe Power Plant entered into on 25th December, 2000, China Huaneng Group allowed Yushe Power Plant to use the loans it obtained from the bank whereby Yushe Power Plant was responsible for the repayment of loans it used and the interest thereof. The loan amount was RMB65,040,495.06. The loan period was from 21st December, 1999 to 20th December, 2004 and the interest rate was 6.21% per annum, to be settled quarterly. The interest rate did not exceed the prevailing prescribed rate of The People's Bank of China at the time when the loan agreement was entered into. As at 31st March, 2003, the outstanding loan was RMB16 million.

3. (The terms used hereinafter shall have the same meaning as stated in the announcement made by the Company dated 5th June, 2003)

      (a) As at 31st March, 2003, Yushe Power Plant has deposited with Huaneng Finance Company as amount of RMB13.73 million, representing 82.66% of Yushe Power Plant's total deposit. The interest rate was not lower than the rate offered by the banks at the time when the deposits were made.

      (b) On 9th May, 2003, Qinbei Power Plant entered into a RMB loan agreement with China Huaneng Finance Company, pursuant to which China Huaneng Finance Company provided a short term loan of RMB120 million for the period from 9th May, 2003 to 8th May, 2004 at an interest rate of 0.39825% per month. The interest rate did not exceed the prevailing prescribed rate of The People's Bank of China at the time when the loan agreement was entered.

      (c) On 2nd November, 2001, Yushe Power Plant entered into a RMB loan agreement with China Huaneng Finance Company, pursuant to which China Huaneng Finance Company provided a loan of RMB35 million to Yushe Power Plant at an interest rate of 0.47025% per month (the interest rate was adjusted downward to 0.434625% per month from 2nd November, 2002) for the period from 2nd November, 2001 to 1st November, 2004. On 2nd September, 2002, Yushe Power Plant entered into a RMB loan agreement with China Huaneng Finance Company, pursuant to which China Huaneng Finance Company provided a loan of RMB50 million to Yushe Power Plant at an interest rate of 0.420375% per month for the period from September 2002 to September 2003. On 28th January, 2003, Yushe Power Plant entered into a RMB loan agreement with China Huaneng Finance Company, pursuant to which China Huaneng Finance Company provided a loan of RMB50 million to Yushe Power Plant at an interest rate of 0.420375% per month for the period from 28th January, 2003 to 27th January, 2004. The interest rates of the above loans did not exceed prevailing interest rate of The People's Bank of China at the time when the loans agreement was made. As at 31st March, 2003, the outstanding loan amount was RMB13.5 million.

      (d) On 27th May, 2003, Yushe Power Plant entered into a RMB loan agreement with China Huaneng Finance Company, pursuant to which China Huaneng Finance Company provided a loan of RMB41 million to Yushe Power Plant at an interest rate of 0.39825% per month for the period from 27th May, 2003 to 26th May, 2004. The interest rate did not exceed the prevailing interest rate of The People's Bank of China at the time when the loan agreement was made.

      (e) On 9th April, 2003, Xindian Power Plant entered into a RMB loan agreement with China Huaneng Finance Company, pursuant to which China Huaneng Finance Company provided a loan of RMB50 million to Yushe Power Plant at an interest rate of 0.39825% per month for the period from 9th April, 2003 to 8th April, 2004. The interest rate did not exceed the prevailing interest rate of The People's Bank of China at the time when the loan agreement was made.

4.    Eligibility for attending the Extraordinary General Meeting

      Holders of the Company's foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at the close of business on 23rd June, 2003 are eligible to attend the Extraordinary General Meeting.

5.    Proxy

      (i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

      (ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

      (iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.
      (iv) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

6. Registration procedures for attending the Extraordinary General Meeting

      (i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (ii) Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 2nd July, 2003.

      (iii) Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Secretary office of the Board).

7.    Closure of Register of Members

      The register of members of the Company will be closed from 22nd June, 2003 to 21st July, 2003 (both days inclusive).

8.    Other Businesses

      (i) The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (ii) The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

            1901-5
            19/F., Hopewell Centre
            183 Queen's Road East,
            Hong Kong

      (iii) The registered address of the Company is at:

            West Wing, Building C,
            Tianyin Mansion,
            2C Fuxingmennan Street,
            Xicheng District,
            Beijing 100031,
            The People's Republic of China

            Telephone   No.: (+86)-10-66491999
            Facsimile   No.: (+86)-10-66491860